Form N-SAR, Sub-Item 77C
Submission of matters to a vote of security holders



Nuveen Municipal Market Opportunity Fund, Inc.

811-06040




The annual meeting of shareholders was held in the offices of Nuveen Investments on June 16, 2016 for the above-referenced fund; at this meeting the shareholders were asked to vote to approve an Agreement and Plan of Reorganization.


The results of the shareholder votes
are as follows:

    Common
and Preferred
shares voting
together as a class
    Preferred
shares
To approve an Agreement and
Plan of Reorganization



   For
  23,962,660
        2,786
   Against
   2,605,486
             -
   Abstain
      908,887
             -
     Broker non votes
  14,194,987
             -
Total
  41,672,020
        2,786

Proxy materials are herein incorporated by reference to the SEC filing under Conformed Submission Type Form 497 accession number 0001193125-16-550733 on April 22, 2016.